

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 5, 2022

Anna Rudensjö
General Counsel
Polestar Automotive Holding UK Ltd
Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden

> **Re: Polestar Automotive Holding UK Ltd**
> **Amendment No. 5 to Registration Statement on Form F-4**
> **Filed April 21, 2022**
> **File No. 333-260992**

Dear Ms. Rudensjö:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-4

Polestar's Management's Discussion and Analysis of Financial Condition and Results of Operations
Internal control over financial reporting, page 329

1. We note that additional material weaknesses were identified in fiscal 2021 related to revenue and intangible assets, which resulted in material adjustments. Please tell us whether any of these adjustments were related to periods prior to fiscal 2021 and how you considered the requirements under IAS 8, if material.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2021, page 339

2.   We note that you separately present the amount associated with the Earn Out Shares in "Retained Earnings" instead of reflecting in "Accumulated Deficit." Please revise to present this amount as part of the "Accumulated Deficit," or explain why you believe your current presentation is appropriate.

Audited Financial Statements of Polestar Automotive Holding Limited
Revenue recognition, page F-42

3.   Reference is made to your disclosures relating to residual value guarantees (RVG) on page F-43. Please explain in greater detail the nature and terms surrounding the RVG in your contracts and how such transactions with certain dealers that include RVG are recorded within your financial statements. Tell us to whom Polestar pays cash for the difference between the determined residual value and the contracted residual value and how often you evaluate the determined residual value. As part of your response, please provide the authoritative guidance you relied upon in determining your accounting treatment.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing